FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of December

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   ).

13 December 2021

STATEMENT ON THE BANK OF ENGLAND
2021 STRESS TEST RESULTS

HSBC Holdings plc ('HSBC' or together with its subsidiaries, the 'Group') notes the publication today of the Bank of England's 2021 Solvency Stress Test ('SST') results.

The scenario used for the 2021 SST is not a forecast. It is a severe path for the economy in 2021-25 on top of the economic shock associated with the Covid-19 pandemic that occurred in 2020 and represents an intensification of the macroeconomic shocks seen in 2020.

Under this stress scenario, the Bank of England's results indicate that the Group's common equity tier 1 ('CET1') capital ratio on an IFRS 9 transitional basisb would fall to a low point of 10.4%, above the Group's CET1 reference rate of 7.7%. On an IFRS 9 non-transitional basis, the Group's CET1 capital ratio is projected to reach a low point of 9.8%, which is above its IFRS 9 non-transitional CET1 reference rate of 7.2%.

The results incorporate strategic management actions, which have been accepted by the Bank of England for the purposes of this exercise. In practice, under such adverse economic circumstances, the Group would consider a variety of management actions depending on the prevailing circumstances at the time.

HSBC's intention, as evidenced by its past actions, is to maintain a conservative and prudent approach to capital management. Today's results demonstrate HSBC's continued capital strength under this severe downside scenario.

The Bank of England's 2021 stress test results are available to view in full at: bankofengland.co.uk/stress-testing/2021/bank-of-england-stress-testing-results

HSBC's results under the solvency stress test scenario are shown below.

	Actual (end-2020)(i)	Minimum stressed ratio (before strategic management actions)(i)	Minimum stress ratio (after the impact of strategic management actions)(i)	Reference rate	Actual (3Q21)(i)
IFRS9 Transitional
Common equity tier 1 ratio(a)(b)	15.9%	9.8%(g)	10.4%	7.7%	15.9%
Tier 1 capital ratio(c)	18.7%	12.1%(g)	12.7%(g)		18.7%
Total capital ratio(d)	21.5%	14.6%(g)	15.4%(g)		21.3%
Memo: risk weighted assets (US$ bn)	858	1,065(g)	1,014(g)		839
Memo: CET1 (US$ bn)	136	105(g)	105 (g)		133
Tier 1 leverage ratio(a)(e)	6.2%	4.9%(h)	5.1%	3.9%	6.2%
Memo: leverage exposure (US$ bn)	2,552	2,642(h)	2,592(h)		2,514
IFRS9 non-transitional
Common equity tier 1 ratio(f)	15.7%	9.2%	9.8%	7.2%	15.8%
Tier 1 leverage ratio(f)	6.2%	4.8%	5.0%	3.9%	6.2%
Source: HSBC accounts and STDF data submissions, Bank of England analysis and calculations

Notes

a)     The low points for the common equity Tier 1 (CET1) ratio and leverage ratio shown in the table do not necessarily occur in the same year of the stress scenario and correspond to the year where the minimum stressed ratio is calculated after strategic management actions. There is no conversion of banks' AT1 instruments in the stress.

b)     The CET1 capital ratio is defined as CET1 capital expressed as a percentage of risk-weighted assets, where these are in line with CRR and the UK implementation of CRD V via the PRA Rulebook.

c)     Tier 1 capital ratio is defined as Tier 1 capital expressed as a percentage of RWAs where Tier 1 capital is defined as the sum of CET1 capital and additional Tier 1 capital in line with the UK implementation of CRD V.

d)     Total capital ratio is defined as total capital expressed as a percentage of RWAs where total capital is defined as the sum of Tier 1 capital and Tier 2 capital in line with the UK implementation of CRD V.

e)     The Tier 1 leverage ratio is Tier 1 capital expressed as a percentage of the leverage exposure measure excluding central bank reserves, as defined in Rule 1.2 of the Leverage Ratio part of the PRA Rulebook.

f)      The low point year for the non-transitional IFRS 9 may differ to the low point year on a transitional IFRS 9 basis.

g)     Corresponds to the same year as the minimum CET1 ratio over the stress scenario after strategic management actions.

h)     Corresponds to the same year as the minimum leverage ratio over the stress scenario after strategic management actions.

i)     Treatment of software assets non-deduction: End-2020 capital numbers include the benefit from software assets non-deduction, and minimum stress numbers that occur in 2021 also include the benefit from software assets non-deduction. Minimum stress numbers that occur after 2021 exclude the benefit from software assets non-deduction. This is in line with the PRA's Policy Statement PS17/2.

Investor enquiries to:

Richard O'Connor (London)	+44 (0) 207 991 6590	richard.j.oconnor@hsbc.com
Mark Phin (Hong Kong)	+852 2822 4908	mark.j.phin@hsbc.com

Media enquiries to:
Ankit Patel	+44 (0) 207 991 9813	ankit.patel@hsbc.com

Note to editors:

HSBC Holdings plc
HSBC Holdings plc, the parent company of HSBC, is headquartered in London. HSBC serves customers worldwide from offices in 64 countries and territories in its geographical regions: Europe, Asia, North America, Latin America, and Middle East and North Africa. With assets of US$2,969bn at 30 September 2021, HSBC is one of the world's largest banking and financial services organisations.

Forward-looking statements
This announcement contains certain forward-looking statements with respect to the financial condition, results of operations, capital position, strategy and business of HSBC and its consolidated subsidiaries (together, the 'HSBC Group') which can be identified by the use of forward-looking terminology such as 'may', 'plan', 'will', 'should', 'expect', 'anticipate', 'project', 'seek', 'intend' or 'estimate' (together, 'forward-looking statements'). Any such forward-looking statements are not a reliable indicator of future performance, as they may involve significant stated or implied assumptions and subjective judgements which may or may not prove to be correct. There can be no assurance that any of the matters set out in forward-looking statements are attainable, will actually occur or will be realised or are complete or accurate. The assumptions and judgments may prove to be incorrect and involve known and unknown risks, uncertainties, contingencies and other important factors, many of which are outside the control of the HSBC Group. Actual achievements, results, performance or other future events or conditions may differ materially from those stated or implied and/or reflected in any forward-looking statements due to a variety of risks, uncertainties and other factors (including without limitation those which are referable to general market conditions, regulatory changes or due to the impact of the Covid-19 pandemic). Any such forward-looking statements are based on the beliefs, expectations and opinions of the HSBC Group at the date the statements are made, and the HSBC Group does not assume and disclaims, any obligation or duty to update, revise or supplement them if circumstances or management's beliefs, expectations or opinions should change. For these reasons, recipients should not place reliance on, and are cautioned about relying on, any forward-looking statements. No representations or warranties, expressed or implied, are given by or on behalf of the HSBC Group as to the achievement or reasonableness of any projections, estimates or forecasts contained herein.

Additional detailed information concerning important factors that could cause actual results to differ materially from this announcement is available in HSBC's Annual Report and Accounts for the fiscal year ended 31 December 2020, filed with the Securities and Exchange Commission (the 'SEC') on Form 20-F on 24 February 2021 (the '2020 Form 20-F'), and in other reports on Form 6-K furnished to or filed with the SEC subsequent to the 2020 Form 20-F.

ends/all

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Aileen Taylor
Title: Group Company Secretary and Chief Governance Officer

Date: 13 December 2021